February 21, 2008

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C.  20549

FILED VIA EDGAR

Dear Mr. Owings:

The Empire District Electric Company (the “Company”) has received your letter dated February 19, 2008 (the “Comment Letter”), which was sent in response to the Company’s letter dated February 12, 2008 (the “Company Letter”), setting forth the remaining comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Definitive Proxy Statement on Schedule 14A filed March 16, 2007 (the “Proxy Statement”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Proxy Statement or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response.

Comment

We note your response to prior comment two in our letter dated February 1, 2008 regarding the disclosure of the approximately 1,100 companies underlying the Hay Group survey that the compensation committee relied on in setting the benchmark for compensation of executive officers of the company.  However, we reissue the comment to the extent it requested disclosure of the names of the underlying companies.  In this regard, we note that the company has disclosed that it engages in benchmarking and that the benchmark is set based on the survey provided by the Hay Group.  If the company chooses, the companies may be disclosed in an appendix to the proxy statement so long as there is a clear cross-reference to such disclosure in the Compensation Discussion & Analysis.

THE EMPIRE DISTRICT ELECTRIC COMPANY — 602 JOPLIN STREET — JOPLIN, MISSOURI 64801

Response

We advise you that we will disclose the names of the underlying parent companies in our next proxy statement.

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (417) 625-5106.

Sincerely,

THE EMPIRE DISTRICT ELECTRIC COMPANY

By:	/s/ William L. Gipson
William L. Gipson
President and Chief Executive Officer